Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2017 Financial Results

Conference Call to Be Held at 8:00 AM U.S. Eastern Time on May 16, 2017

Guangzhou, China, May 15, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                  Total net revenue for the first quarter of 2017 increased by 31.1% to RMB15.95 billion (US$2.32 billion) from RMB12.17 billion in the prior year period.

•                  The number of active customers1 for the first quarter of 2017 increased by 32% year over year to 26.0 million.

•                  Total orders2 for the first quarter of 2017 increased by 23% year over year to 72.1 million.

•                  Gross profit for the first quarter of 2017 increased by 25.0% to RMB3.69 billion (US$536.7 million) from RMB2.96 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the first quarter of 2017 increased by 16.3% to RMB551.9 million (US$80.2 million) from RMB474.6 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the first quarter of 2017 increased by 28.2% to RMB799.4 million (US$116.1 million) from RMB623.4 million in the prior year period.

“We are pleased to have reported continued robust operational results with solid customer gains in the first quarter of 2017, starting the year on a strong note,” said Mr. Eric Shen, chairman and chief executive officer of Vipshop. “Our strong results highlight the effectiveness of our strategic focus on expanding our customer base and gaining additional market share in China’s fragmented discount retail market. Specifically, we are delighted to witness that our total active customers for the trailing twelve months ended March 31, 2017 increased by 38% to over 55.5 million. In the past quarter, we made a number of strides in improving the end-to-end user experience across our platform, including our strengthened merchandising capability with various new international brands and the further expansion in the variety and selection of our product offerings, as well as the continued enhancement of the customization across the Vipshop platform. Our achievements were further recognized by independent third parties such as BrandZ, which served as endorsements of the value of our brand and the increasing influence of our platform.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Mr. Donghao Yang, chief financial officer of Vipshop, further commented, “We are delighted to have delivered another quarter of strong topline growth with steady margins in addition to improved free cash flow in the first quarter of 2017. Importantly, we are pleased to announce that our Board of Directors authorized the Company to explore a proposed spin-off of our Internet finance business, which could significantly strengthen the Company’s cash flow, positively impact our earnings, and enable us to further invest in our core e-commerce business. Looking ahead, we are confident that we will continue to gain market share in our core categories while maintaining our stable and sustainable profitability as China’s leading discount retailer.”

Recent Business Highlights

•                  On May 11, 2017, Vipshop’s Board of Directors authorized the Company to explore a proposed spin-off of its Internet finance business into a dedicated entity. The objective of the proposed spin-off is to alleviate the Internet finance business’ financial impact on the Company’s core e-commerce business and shift any associated incentives and risks to this dedicated entity. Additionally, it may enable the Internet finance business to accelerate its growth as an independent entity going forward. It has been proposed that Vipshop will inject all of its Internet finance business and related assets into the dedicated entity and restructure the existing variable interest entity arrangement with that dedicated entity. Certain key management personnel of the Internet finance business may acquire minority equity interests in the dedicated entity. Vipshop’s Board of Directors has authorized the directors and officers of the Company to further explore, negotiate and finalize the terms and arrangements of the proposed spin-off for its final approval.

•                  On May 11, 2017, Vipshop’s Board of Directors authorized the formation of a new entity dedicated to the Company’s logistics business, aiming to open up Vipshop’s logistics services to a broader market to lower costs for both Vipshop and its business partners, to explore a new initiative of online and offline retail integration, as well as to provide consistent delivery services with its more comprehensive nationwide network coverage.

•                  During the first quarter of 2017, the Company duly notified all holders of its 1.50% convertible senior notes due 2019 (of which US$632.5 million aggregate principal amount was outstanding at the time of such notification) of their one-time put right under the terms of the indenture for the notes. Approximately US$3.1 million aggregate principal amount of the notes were validly and timely surrendered and not withdrawn and the Company accepted all of these notes for repurchase. The Company believes the result of the put right exercise of its notes, together with its BBB+ rating by Fitch, Baa1 rating by Moody’s, and BBB rating by Standard & Poor’s, reflected Vipshop’s financial strength and high credit quality. Further, the Company believes it is also a vote of confidence from the capital markets for its future growth prospects and market potential.

•                  In the first quarter of 2017, the Company’s CRM team began to experiment with a new Super VIP paid membership program, which offers many features including early and exclusive access to selective sales events, privileged discounts, and free shipping and returns. Trial program members who enrolled as Super VIPs showed significant improvements in average order frequency and average revenue per user.

•                  Vipshop is in the process of developing a new generation of intelligent customer service chatbots that provide shopping guides prior to purchases and after-sales services. Through this initiative, the Company will be able to substantially enhance user experience, improve administrative efficiency, and reduce costs.

•                  In the first quarter of 2017, Vipshop added approximately 160,000 square meters of warehouse space in Jianyang, China and currently has approximately 2.1 million square meters of warehouse capacity nationwide. In order to be closer to its customers, shorten delivery time, and improve the efficiency of its distribution, in addition to its five regional and centralized warehouses, the Company added two local warehouses in Guiyang, China and Kunming, China during the quarter, increasing the total number of local warehouses to seven as of March 31, 2017.

•                  Vipshop scaled up the application of intelligent transportation robot system in its southern warehouse and rolled out its proprietary Warehouse Control System (WCS) in its southern and central warehouses. The Company also introduced automated systems in its central and southern warehouse facilities during the first quarter, which include conveyor belts and automatic systems for product sorting and storage, aiming to ultimately improve the Company’s logistics efficiency and reduce costs.

•                  The Company added approximately 3,000 last mile delivery staff in the first quarter of 2017 and now has a total of more than 23,000 last mile delivery staff nationwide. It now has approximately 2,800 self-operated delivery stations and is able to deliver 93% of its orders through its last mile network as compared with 83% in the same period last year, covering all provinces in China. In addition, Vipshop further strengthened its logistics services by having its own delivery staff collect returns from customers directly, which currently covers 67% of the Company’s total returns, up from 30% from the same period in the prior year.

•                  In the first quarter of 2017, Vipshop added a number of popular international brands and now works directly with Giorgio Armani, Guess, Versace, and many others.

•                  At the February 28 Beauty and Cosmetics Festival, Vipshop collaborated with over 300 international and domestic beauty brands. Orders for the event exceeded one million in just 1.5 hours. At the same time, Vipshop executed joint marketing with 70 major beauty and cosmetics brands on social media. At the March 8 Spring New Collection Event, Vipshop partnered with eight major apparel brands and published eight fashionable trends for 2017 spring and summer collections.

•                  In the first quarter of 2017, BrandZ ranked Vipshop as number 40 on the list of “Top 100 Most Valuable Chinese Brands 2017.” In addition, the Company was ranked number 15 on the list of “Top 50 Chinese Listed Private Companies by Brand Value 2017,” jointly published by Tsinghua University’s China Enterprise Research Center and the Daily Economic News. These third party endorsements demonstrate the influence of Vipshop’s growing brand and the power of the Vipshop platform.

First Quarter 2017 Financial Results

REVENUE

Total net revenue for the first quarter of 2017 increased by 31.1% to RMB15.95 billion (US$2.32 billion) from RMB12.17 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, and total orders.

The number of active customers for the first quarter of 2017 increased by 32% to 26.0 million from 19.7 million in the prior year period. The number of total orders for the first quarter of 2017 increased by 23% to 72.1 million from 58.7 million in the prior year period.

GROSS PROFIT

Gross profit for the first quarter of 2017 increased by 25.0% to RMB3.69 billion (US$536.7 million) from RMB2.96 billion in the prior year period. Gross margin was 23.2% as compared with 24.3% in the prior year period. The Company expects its gross margin to remain stable in the short term as it balances its promotional activities and sales with its marketing expenses.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2017 were RMB3.13 billion (US$454.4 million), as compared with RMB2.39 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 19.6% from 19.7% in the prior year period.

•                    Fulfillment expenses for the first quarter of 2017 were RMB1.44 billion (US$208.7 million), as compared with RMB1.08 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses were 9.0% as compared with 8.9% in the prior year period, primarily attributable to the Company’s expansion to support an increase in the last mile business outside of the Vipshop platform.

•                       Marketing expenses for the first quarter of 2017 were RMB729.5 million (US$106.0 million), as compared with RMB603.8 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through sustainable investments to strengthen its brand awareness, attract new users and expand market share. As a percentage of total net revenue, marketing expenses decreased to 4.6% from 5.0% in the prior year period, primarily attributable to the Company’s strategic balance between promotional activities and sales with its broader marketing efforts.

•                       Technology and content expenses for the first quarter of 2017 were RMB419.5 million (US$61.0 million), as compared with RMB326.7 million in the prior year period, reflecting the Company’s continuing efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including the Internet finance business. As a percentage of total net revenue, technology and content expenses decreased to 2.6% from 2.7% in the prior year period.

•                       General and administrative expenses for the first quarter of 2017 were RMB542.2 million (US$78.8 million), as compared with RMB382.3 million in the prior year period. As a percentage of total net revenue, general and administrative expenses were 3.4% as compared with 3.1% in the prior year period, primarily attributable to an increase in share based compensation as well as the impact from building out the Internet finance business.

Income from operations for the first quarter of 2017 increased by 23.6% to RMB736.6 million (US$107.0 million) from RMB596.1 million in the prior year period. Operating margin was 4.6% as compared with 4.9% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 31.2% to RMB1.00 billion (US$145.9 million) from RMB765.2 million in the prior year period. Non-GAAP operating income margin5 remained stable at 6.3% year over year.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 16.3% to RMB551.9 million (US$80.2 million) from RMB474.6 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 3.5% as compared with 3.9% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS6 increased to RMB0.92 (US$0.13) from RMB0.80 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments, increased by 28.2% to RMB799.4 million (US$116.1 million) from RMB623.4 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 was 5.0% as compared with 5.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 increased to RMB1.31 (US$0.19) from RMB1.04 in the prior year period.

For the quarter ended March 31, 2017, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 625,339,078.

BALANCE SHEET AND CASH FLOW

As of March 31, 2017, the Company had cash and cash equivalents of RMB4.43 billion (US$644.3 million) and held-to-maturity securities of RMB746.2 million (US$108.4 million).

For the quarter ended March 31, 2017, operating cash was RMB0.74 billion, and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

4  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

9  Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

For the three months ended

	Mar 31, 2016	Mar 31, 2017	Mar 31, 2017
	RMB’000	RMB’000	US$’000
Net cash from operating activities	153,211	736,744	107,035
Add: Impact from Internet financing activities[9]	309,209	277,524	40,319
Less: Capital expenditures	(660,594)	(585,462)	(85,057)
Free cash flow (out) in	(198,174)	428,806	62,297

Free cash flow trailing twelve months ended

	Mar 31, 2016	Mar 31, 2017	Mar 31, 2017
	RMB’000	RMB’000	US$’000
Net cash from operating activities	1,575,008	3,414,946	496,128
Add: Impact from Internet financing activities[9]	881,925	2,557,169	371,509
Less: Capital expenditures	(4,388,147)	(2,715,495)	(394,510)
Free cash flow (out) in	(1,931,214)	3,256,620	473,127

Business Outlook

For the second quarter of 2017, the Company expects its total net revenue to be between RMB17.0 billion and RMB17.5 billion, representing a year-over-year growth rate of approximately 26% to 30%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8832 to US$1.00, the effective noon buying rate for March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Tuesday, May 16, 2017 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter of 2017.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#17647828

The replay will be accessible through May 24, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#17647828

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	March 31,2016	March 31,2017	March 31,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	11,924,439	15,606,804	2,267,376
Other revenues (1)	244,655	346,141	50,288
Total net revenues	12,169,094	15,952,945	2,317,664
Cost of goods sold	(9,213,001)	(12,258,473)	(1,780,926)
Gross profit	2,956,093	3,694,472	536,738
Operating expenses
Fulfillment expenses(2)	(1,079,428)	-1,436,200	(208,653)
Marketing expenses	(603,812)	-729,549	(105,990)
Technology and content expenses	(326,674)	-419,533	(60,950)
General and administrative expenses(3)	(382,288)	-542,172	(78,767)
Total operating expenses	(2,392,202)	-3,127,454	(454,360)
Other income	32,175	169,578	24,637
Income from operations	596,066	736,596	107,015
Interest expenses	(22,417)	(25,113)	(3,648)
Interest income	27,757	25,860	3,757
Exchange loss	(6,845)	(10,437)	(1,516)
Income before income taxes and share of loss of affiliates	594,561	726,906	105,608
Income tax expense(4)	(131,029)	(165,911)	(24,104)
Share of loss of affiliates	(16,849)	(17,686)	(2,569)
Net income	446,683	543,309	78,935
Net loss attributable to noncontrolling interests	27,885	8,608	1,251
Net income attributable to Vipshop’s shareholders	474,568	551,917	80,186

Shares used in calculating earnings per share(5):
Class A and Class B ordinary shares:
—Basic	115,241,944	116,819,173	116,819,173
—Diluted	124,277,310	125,067,816	125,067,816

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	4.12	4.72	0.69
Net income attributable to Vipshop’s shareholders—Diluted	3.99	4.59	0.67

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.82	0.94	0.14
Net income attributable to Vipshop’s shareholders—Diluted	0.80	0.92	0.13

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 562million and RMB 771 million  in the three month periods ended March 31, 2016 and  March 31, 2017, respectively.

(3)Including amortization of intangible assets resulting from business acquisitions, which amounted to RMB 77 million and RMB 87 million in the three months period ended March 31, 2016 and  March 31, 2017, respectively.

(4)Included income tax benefits of RMB 20 million and RMB 22 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended March 31, 2016 and  March 31, 2017, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	446,683	543,309	78,935
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(4,850)	25,243	3,667
Unrealized (loss) gain from available-for-sale securities	(29,078)	22,451	3,262
Comprehensive income	412,755	591,003	85,864
Less: Comprehensive loss attributable to noncontrolling interests	(26,434)	(8,608)	(1,251)
Comprehensive income attributable to Vipshop’s shareholders	439,189	599,611	87,115

	Three Months Ended
	March 31,2016	March 31,2017	March 31,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are as follows
Fulfillment expenses	7,125	18,096	2,629
Marketing expenses	9,325	10,298	1,496
Technology and content expenses	35,768	51,832	7,530
General and administrative expenses	39,809	100,147	14,549
Total	92,027	180,373	26,204

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2016	March 31,2017	March 31,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	4,434,837	644,299
Held-to-maturity securities	671,776	746,241	108,415
Accounts receivable, net	2,333,918	2,726,474	396,106
Amounts due from related parties	8,352	5,727	832
Other receivables and prepayments,net	2,293,825	2,209,877	321,054
Inventories	4,948,609	3,616,175	525,362
Deferred tax assets	214,815	—	—
Total current assets	14,580,872	13,739,331	1,996,068
NON-CURRENT ASSETS
Property and equipment, net	4,467,451	4,613,568	670,265
Deposits for property and equipment	1,039,793	978,628	142,176
Land use rights, net	2,399,058	2,993,787	434,941
Intangible assets, net	725,147	653,764	94,980
Investment in affiliates	93,144	77,224	11,219
Other investments	503,117	507,718	73,762
Available-for-sale securities investments	407,944	428,578	62,264
Other long-term assets	510,821	72,438	10,524
Goodwill	367,106	367,106	53,334
Deferred tax assets	—	274,959	39,946
Total non-current assets	10,513,581	10,967,770	1,593,411
TOTAL ASSETS	25,094,453	24,707,101	3,589,479

LIABILTIES AND EQUITY
CURRENT LIABILITIES

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 22,471 and RMB 34,088 as of December 31, 2016 and March 31, 2017, respectively)	8,333,610	7,835,445	1,138,343

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,211,643 and RMB 1,038,913 as of December 31, 2016 and March 31, 2017, respectively)	2,699,981	1,912,760	277,888

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,257,667 and RMB 1,302,147 as of December 31, 2016 and March 31, 2017, respectively)	3,322,599	3,273,506	475,580

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 591 and RMB 243 as of December 31, 2016 and March 31, 2017, respectively)	52,729	27,303	3,967

Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 16,222 and RMB6,435 as of December 31, 2016 and March 31, 2017, respectively)	174,547	140,108	20,355
Securitization debt	—	285,000	41,405
Total current liabilities	14,583,466	13,474,122	1,957,538
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 4,904 and RMB 4,477 as of December 31, 2016 and March 31, 2017, respectively)	100,583	78,786	11,446
Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 1,928 and RMB 1,565 as of December 31, 2016 and March 31, 2017, respectively)	246,902	254,919	37,035
Convertible senior notes	4,381,698	4,342,314	630,857
Total non-current liabilities	4,729,183	4,676,019	679,338
Total liabilities	19,312,649	18,150,141	2,636,876

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 101,508,264 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	66	66	10

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	11	11	2

Treasury shares, at cost - 1,356,918 shares and - 983,683 shares as of December 31, 2016 and March 31, 2017	(707,441)	(508,255)	(73,840)

Additional paid-in capital	3,130,126	3,115,090	452,564
Retained earnings	3,653,026	4,204,943	610,899
Accumulated other comprehensive loss	(343,608)	(295,911)	(42,991)
Noncontrolling interests	49,624	41,016	5,959
Total shareholders’ equity	5,781,804	6,556,960	952,603
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,094,453	24,707,101	3,589,479

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2016	March 31,2017	March 31,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	596,066	736,596	107,015
Share-based compensation expenses	92,027	180,373	26,204

Amortization of intangible assets resulting from business acquisitions	77,093	87,186	12,667
Non-GAAP income from operations	765,186	1,004,155	145,886

Net income	446,683	543,309	78,935
Share-based compensation expenses	92,027	180,373	26,204
Amortization of intangible assets resulting from business acquisitions and equity method investments	90,952	101,615	14,763
Tax effect of amortization of intangible assets resulting from business acquisitions	-19,887	-21,797	-3,167
Non-GAAP net income	609,775	803,500	116,735

Net income attributable to Vipshop’s shareholders	474,568	551,917	80,186
Share-based compensation expenses	92,027	180,373	26,204
Amortization of intangible assets resulting from business acquisitions and equity method investments	71,679	84,721	12,309
Tax effect of amortization of intangible assets resulting from business acquisitions	-14,915	-17,573	-2,553

Non-GAAP net income attributable to Vipshop’s shareholders	623,359	799,438	116,146

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	115,241,944	116,819,173	116,819,173
—Diluted	124,277,310	125,067,816	125,067,816

Non-GAAP net income per Class A and Class B share

Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.41	6.84	0.99
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.19	6.57	0.95

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)

Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.08	1.37	0.20
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.04	1.31	0.19